

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2021

Nicholas Scherling
Chief Executive Officer
Decentralized Crypto Financial Inc.
4795 Meadow Wood Lane, #200
Chantilly, VA 20151

> **Re: Decentralized Crypto Financial Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed May 14, 2021**
> **File No. 024-11353**

Dear Mr. Scherling:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A Filed May 14, 2021

General

1. We note that you did not include an updated Part II and III that is responsive to the comments contained in our comment letter dated April 9, 2021 with your amended Form 1-A filed on May 14, 2021. Please ensure that you file an updated Part II and III of your Form 1-A that is responsive to this comment letter as well as our April 9, 2021 comment letter with your next amendment.

2. We refer to Exhibit 1A-11 and note that the consent of Cheasapeake Financial Corp is dated December 5, 2020. Please include a currently dated auditor's consent prior to qualification.

Nicholas Scherling
Decentralized Crypto Financial Inc.
May 28, 2021
Page 2

You may contact Stephen Kim at (202) 551-3291 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services